Exhibit 99.4(l)

PROTECTIVE LIFE INSURANCE COMPANY [P. O. BOX 1928 BIRMINGHAM, ALABAMA 35282-8238]

ENHANCED DEATH BENEFIT ENDORSEMENT

FOR THE PROTECTED LIFETIME INCOME BENEFIT RIDER

We are amending the Contract to which this endorsement is attached as described below. The purpose of the endorsement is to change how withdrawals during the Benefit Period under the Contract’s attached Protected Lifetime Income Benefit Rider affect the death benefit calculation. While this endorsement is in effect, its terms and conditions supersede any conflicting provision in the Contract. Contract provisions not expressly modified by this endorsement remain in full force and effect.

The provision entitled “Accessing the Annual Withdrawal Amount” in the “THE BENEFIT PERIOD” section of the Contract’s attached Protected Lifetime Income Benefit Rider is deleted and replaced by the provision below:

Accessing the Annual Withdrawal Amount – During the Benefit Period, you may request withdrawals individually or instruct us to send you specific amounts periodically. Your request must include all the information necessary for us to remit the requested amounts.  This includes (if we request it) proof that the Covered Person(s) is (are) alive on the withdrawal date.

Withdrawals made during the Benefit Period reduce the Contract Value in the same manner as withdrawals made prior to the Benefit Election Date.  We do not assess applicable surrender charges, if any, on aggregate withdrawals during a Contract Year that do not exceed the Annual Withdrawal Amount.  However, withdrawals count against any free withdrawal amounts that would otherwise be available.

For the purpose of calculating the death benefit, the adjustment for each withdrawal made during the Benefit Period (except an excess withdrawal as defined in the ‘Excess Withdrawals’ provision) is a reduction equal to the amount deducted from the Contract Value to satisfy the withdrawal request. Excess withdrawals reduce the death benefit in the same manner as withdrawals made prior to the Benefit Election Date.

The Annual Withdrawal Amount is not cumulative.  You may take the entire Annual Withdrawal Amount each Contract Year, but if you do not, the remaining portion does not carry forward. During the Benefit Period, aggregate withdrawals in any Contract Year that do not exceed the Annual Withdrawal Amount do not reduce the Benefit Base.

TERMINATION OF ENDORSEMENT

This endorsement remains in effect as long as the Protected Lifetime Income Benefit Rider remains in effect, with one exception: If the Contract Value is reduced to $0, this endorsement will terminate as of that date.

Signed for the Company and made a part of the Contract as of the Rider Effective Date for the Contract’s Protected Lifetime Income Benefit Rider.

PROTECTIVE LIFE INSURANCE COMPANY

/s/ Deborah J. Long
[Secretary]